SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.125% CUMULATIVE CONVERTIBLE PREFERRED STOCK

(Title of Class of Securities)

165167-87-5/165167-88-3 (144A)

(CUSIP Number of Class of Securities)

Aubrey K. McClendon

Chairman of the Board and

Chief Executive Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James M. Prince, Esq.

Vinson & Elkins L.L.P.

2300 First City Tower

1001 Fannin Street

Houston, Texas 77002-6760

713-758-3710

713-615-5962 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 4, 2006 (the “Schedule TO”) and relates to an offer by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock equal to (i) 60.0555 shares plus (ii) a number of shares of common stock equal to $89.19 divided by the Weighted Average Price of the Company’s common stock, for each validly tendered and accepted share of 4.125% Cumulative Convertible Preferred Stock, on the terms and subject to the conditions described in the Offer to Exchange, dated May 3, 2006 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The Weighted Average Price of the Company’s common stock will be calculated pursuant to the procedure set forth in the Offer to Exchange. The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which is attached as exhibit (a)(1) hereto.

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The exchange offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

As of May 2, 2006, there were 86,310 shares of 4.125% Cumulative Convertible Preferred Stock outstanding.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal attached as Annex A thereto, is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4, 6, 7, 10 and 11.

Items 1, 4, 6, 7, 10 and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

Questions and Answers About the Exchange Offer

The fifth sentence under “Questions and Answers About the Exchange Offer - Under what circumstances can the exchange offer be extended, amended or terminated” on page 4 of the Offer to Exchange, is hereby amended and restated to read as follows:

“We reserve the right, in our sole and absolute discretion, to terminate the exchange offer, at any time prior to the expiration date of the exchange offer if any condition to the exchange offer is not met.”

Summary Consolidated Financial Data

The amounts included in the line item “Book value per common share” as of December 31, 2005, 2004 and 2003 on page 25 are hereby amended by replacing such amounts with “12.42”, “8.57” and “5.45”. In addition, footnote (2) in such section is hereby amended and restated to read as follows:

“(2) Calculated as stockholders’ equity attributable to our common shareholders divided by the number of shares of common stock issued and outstanding (less treasury shares) as of the date indicated.”

The Exchange Offer-Exchange Ratio

The first sentence under “The Exchange Offer-Exchange Ratio” on page 26 is hereby amended by replacing “March 30, 2006” with “May 30, 2006.”

The Exchange Offer-Extension, Delay in Acceptance, Amendment or Termination

The second paragraph under “The Exchange Offer - Extension, Delay in Acceptance, Amendment or Termination” on pages 28 and 29 is hereby amended and restated to read as follows:

“We also expressly reserve the right, at any time or from time to time, subject to and in accordance with applicable law, to:

•	delay the acceptance for exchange of shares of Preferred Stock; or

•	waive any condition or otherwise amend the terms of the exchange offer in any respect prior to the expiration of the exchange offer, by giving oral, confirmed in writing, or written notice of such waiver or amendment to the exchange agent.”

The first sentence of the eighth paragraph under “The Exchange Offer - Extension, Delay in Acceptance, Amendment or Termination” on page 29 is hereby amended and restated to read as follows:

“We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth above in the first paragraph under “—Conditions to the Exchange Offer” shall have occurred.”

The Exchange Offer-United Kingdom Legal Matters

The section entitled “United Kingdom Legal Matters” on page 32 of the Offer to Purchase is hereby amended and restated to read as follows:

“United Kingdom Legal Matters

We are not aware of any holders of Preferred Stock that are subject to the laws of the United Kingdom. Under the laws and regulation of the United Kingdom, this offer to exchange and all other documentation relating to the exchange offer may only be distributed to persons in the United Kingdom who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (2000) (Financial Promotion) Order 2005 or (ii) are persons to whom an invitation or inducement to engage in investment activity (within the remaining of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the exchange offer may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Under the laws and regulations of the United Kingdom, this offer to exchange and all other documentation relating to the exchange offer may be directed only at relevant persons in the United Kingdom and must not be acted on or relied on by persons in the United Kingdom who are not relevant persons. The exchange offer is available in the United Kingdom only to relevant persons and will be engaged in only with relevant persons.

Since we are aware of no holders of Preferred Stock located in the United Kingdom, we have not authorized any offer to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority.”

The Exchange Offer-Accounting Treatment

The section entitled “Accounting Treatment” on page 34 of the Offer to Purchase is hereby amended and restated to read as follows:

“Accounting Treatment

As consideration for the exchange of the shares of Preferred Stock, we will issue shares of our common stock. We will record as a decrease to stockholders’ equity the fair value of the fees and expenses incurred by Chesapeake in connection with the exchange offer, which we estimate will be $350,000. The excess of the fair value of our common shares exchanged over the fair value of common shares issuable pursuant to the original conversion terms, which we estimate to be approximately $7.7 million, will be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.”

Where You Can Find More Information

The first four paragraphs of “Where You Can Find More Information” on page 56 are hereby amended and restated to read as follows:

“We file annual, quarterly and special reports, proxy statements and other information with the SEC.

We incorporate by reference in this offer to exchange the following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006; and

•	our current reports on Form 8-K filed on January 10, 2006, January 18, 2006, January 26, 2006, January 30, 2006 (two reports of the same date), February 1, 2006, February 3, 2006, February 8, 2006, February 10, 2006, February 15, 2006 (two reports of the same date), February 21, 2006, February 24, 2006, February 28, 2006, March 8, 2006, March 22, 2006, April 7, 2006, April 21, 2006, May 2, 2006 and May 8, 2006 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K).

The information incorporated by reference is an important part of this offer to exchange.”

The last paragraph under “Where You Can Find More Information” on page 56 is hereby amended by adding the following sentence:

“We will amend the Schedule TO to disclose additional material information about us and the exchange offer that occurs following the date of this offer to exchange.”

Forward-Looking Statements

The first sentence under “Forward-Looking Statements” on page 57 is amended by deleting the following phrase:

“within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act.”

Item 12.	Exhibits.

*	(a)(1)	Offer to Exchange, dated May 3, 2006, and related Letter of Transmittal.

*	(a)(2)	Press Release, dated May 3, 2006.

(b	)	Not applicable.

(d	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a	)	Not applicable.

*	Previously filed as an exhibit to Schedule TO filed on May 4, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2006

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Aubrey K. McClendon
Aubrey K. McClendon Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

*(a)(1)	Offer to Exchange, dated May 3, 2006, and related Letter of Transmittal.

*(a)(2)	Press Release, dated May 3, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to Schedule TO filed on May 4, 2006.